

July 14, 2010

Mr. Scott A. Musil
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

>   **Re: First Industrial Realty Trust, Inc.
>   Form 10-K for the year ended December 31, 2009
>   Forms 10-Q for the quarterly period ended March 31, 2010
>   File No. 1-13102**

Dear Mr. Musil:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 30

1. We note that you have recorded impairment charges on your real estate properties of $6.9 million and $9.2 million for the fiscal year ended December 31, 2009 and the first quarter ended March 31, 2010, respectively. Please disclose how the severe recession has impacted your impairment analysis and the related assumptions used in determining future cash flows from your properties. In your response, please address the notion that more than 50% of your gross leasable area is scheduled to come-off lease during the next three fiscal years in a period when the current economic environment makes it more challenging to lease to potential tenants and the trend in occupancy rates has been to the downside. Additionally, help us to understand why you recorded the impairment charge of

$9.2 million during the first quarter of 2010 on the Grand Rapids Property and why impairment charges were not taken in an earlier period. Within your response, please provide to us any proposed disclosures to be included in future filings.

Liquidity and Capital Resources, page 40

2. We note that your credit ratings have been downgraded since 2008. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, please tell us what consideration you gave to discussing the downgrade in your risk factors section.

3. We note that you are subject to "certain" financial covenants and that you are in compliance with such covenants. Please tell us if you are operating close to the limitations imposed by any covenants. If so, identify such covenants and tell us of any material actions taken to achieve compliance, including, but not limited to, sales of properties.

Form 10-Q for the period ended March 31, 2010

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 9

4. Please provide to us your analysis under ASC 810 that supports management's conclusion that adoption of the new guidance did not impact your financial statements. Within your response please ensure that you address the effect the various fees you receive from the Joint Ventures have on the analysis.

DEFINITIVE PROXY STATEMENT

Annual Incentive Bonuses, page 15

5. We note that the named executive officers are awarded incentive compensation based on the achievement of FFO targets set by either existing employment agreements or company policy. Please tell us the different levels of FFO used to determine achievements meriting incentive compensation. Additionally, compare the actual FFO achieved with the target levels. As applicable, please provide similar disclosure in future filings so that investors can fully understand your incentive compensation arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Duc Dang, Senior Staff Attorney, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief